UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  ICAGEN, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45104P104
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                                 (CUSIP Number)

                                Mitchell D. Kaye
                        Xmark Opportuntity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 (203) 244-9503
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 25, 2008
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     45104P104
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:        3,528,842*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   3,528,842*
                                            ------------------------------------
     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,528,842

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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      7.5%

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd", together with Opportunity LP, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of Icagen, Inc., a Delaware corporation (the "Company"), held by the Funds. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of September 25, 2008, Opportunity LP held 998,215 shares of common stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 2,530,627 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2008, there were 46,866,369 Common Shares of the Company issued and outstanding as of July 31, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,582,842 Common Shares of the Company, or 7.5% of the Common Shares of the Company deemed issued and outstanding as of September 25, 2008. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in the Funds, if any.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Shares"), of Icagen, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"), whose principal address is 90 Grove Street, Suite 201, Ridgefield, Connecticut 06877. Opportunity Partners is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd", together with Opportunity LP, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. The Funds are engaged in the investment in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. None of Opportunity Partners, the Funds, Mr. Kaye or Mr. Cavalier ever has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none ever has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Messrs. Kaye and Cavalier are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          ----------------------

          The Funds  acquired the Common Shares of the Company  reported on this
Schedule 13D for investment purposes. Opportunity Partners intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, analyzing and assessing the Company's business, assets, operations, financial condition, capital structure, management and prospects. Opportunity Partners may, from time to time, evaluate various options in order to attempt to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Opportunity Partners may take such actions on behalf of the Funds as it deems appropriate, including, without limitation, (i) engaging in further discussions with management and/or the Board of Directors, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company held by the Funds, (vi) seeking to make a significant equity investment in the Company, and/or (vii) formally requesting a seat on the Board of Directors, all in accordance with applicable securities laws.

          Other than as described above in this Item 4, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2008, there were 46,866,369 Common Shares of the Company issued and outstanding as of July 31, 2008.

          As of September 25, 2008, Opportunity LP held 998,215 Common Shares of the Company and Opportunity Ltd held 2,530,627 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,528,842 Common Shares of the Company, or 7.5% of the Common Shares of the Company deemed issued and outstanding as of September 25, 2008.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by the Funds in ordinary brokerage transactions), during the sixty (60) day period occurring on or prior to September 25, 2008:


                    Type of           Number                          Price per
     Date         Transaction       of Shares      Security Type      Share ($)
     ----         -----------       ---------      -------------      ----------

   7/28/2008       Purchase            9,500       Common Shares       $1.4807
   7/29/2008       Purchase            1,000       Common Shares       $1.4500
   7/31/2008       Purchase           22,241       Common Shares       $1.5347
   7/31/2008       Purchase           33,900       Common Shares       $1.6194
   7/31/2008       Purchase           15,000       Common Shares       $1.6399
   8/04/2008       Purchase            1,500       Common Shares       $1.5453
   8/11/2008       Purchase            2,900       Common Shares       $1.4769
   8/14/2008       Purchase           25,000       Common Shares       $1.5110

   8/18/2008       Purchase           10,900       Common Shares       $1.5085
   8/21/2008       Purchase            5,900       Common Shares       $1.5478
   8/22/2008       Purchase            5,000       Common Shares       $1.5126
   8/25/2008       Purchase            2,959       Common Shares       $1.4790
   8/26/2008       Purchase           63,000       Common Shares       $1.4997
   8/27/2008       Purchase            9,200       Common Shares       $1.4923
   8/29/2008       Purchase           35,000       Common Shares       $1.4701
   9/05/2008       Purchase            1,000       Common Shares       $1.4200
   9/08/2008       Purchase           22,800       Common Shares       $1.4592
   9/09/2008       Purchase           11,000       Common Shares       $1.4222
   9/10/2008       Purchase           13,200       Common Shares       $1.3739
   9/11/2008       Purchase            9,100       Common Shares       $1.2000
   9/12/2008       Purchase           81,300       Common Shares       $1.3178
   9/15/2008       Purchase           27,900       Common Shares       $1.2375
   9/16/2008       Purchase           27,100       Common Shares       $1.2458
   9/17/2008       Purchase          105,000       Common Shares       $1.1957
   9/18/2008       Purchase           69,700       Common Shares       $1.0500
   9/22/2008       Purchase            5,000       Common Shares       $1.1500
   9/23/2008       Purchase            4,608       Common Shares       $1.1065
   9/24/2008       Purchase            5,000       Common Shares       $1.0800


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the persons referenced in Item 2 of this Schedule 13D and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          -------------------------------

          Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 26, 2008                               XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:      /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).